Exhibit 5.2

Consent of Independent Auditors Addressed to the Canadian Securities Regulatory Authorities

June 5, 2008

Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Senior Debt Security Offering of The Toronto-Dominion Bank

We refer to the Final Short Form Base Shelf Prospectus of the Toronto-Dominion Bank (the “Bank”) dated June 5, 2008 related to the offering of up to US$10,000,000,000 Senior Debt Securities (the “Prospectus”).

We consent to the use, through incorporation by reference in the Prospectus, of our report dated November 28, 2007 to the shareholders of the Bank on the following consolidated financial statements:

•                  Consolidated balance sheet as at October 31, 2007 and 2006;

•                  Consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for the years then ended.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audits of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging their responsibilities and should not be used for any other purpose.  Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties.  We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Very truly yours,

/s/ Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants